News Release

Brookfield Power Announces C$350 Million Debenture Issue

GATINEAU, October 27, 2006 - Brookfield Power Corporation (BPC) announced today that it intends to issue two series of unsecured debentures for total proceeds of C$350 million as follows: C$200 million 5.25% Debentures, Series 3 due November 5, 2018; and C$150 million 5.84% Debentures, Series 4 due November 5, 2036. Both series of debentures will be issued pursuant to BPC’s US$750 million Short Form Base Shelf Prospectus dated September 28, 2006.

The Series 3 and Series 4 Unsecured Debentures will be unconditionally guaranteed by Brookfield Power Inc. and will rank equally with all other unsecured and unsubordinated indebtedness of BPC.

Both series have been assigned a rating of BBB (high) with a Stable trend by Dominion Bond Rating Service Limited, a rating of BBB with a Stable outlook by Standard & Poor’s Rating Services, and BBB with a Stable outlook by Fitch Ratings Ltd.

The net proceeds will be used to repay C$100 million of debt maturing in December 2006 and the remainder for general corporate purposes. Both issues are expected to close on November 1, 2006.

Scotia Capital Inc. and CIBC World Markets Inc. acted as lead agents for this financing.

The debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

About Brookfield Power
Brookfield Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for almost 100 years. Brookfield Power’s portfolio of assets under management comprise almost 3,700 megawatts of capacity and include 137 hydroelectric power generating stations and 1 pumped storage facility located on 49 river systems, 1 wind farm, 2 thermal plants and transmission and distribution assets, principally in the northeastern North America and South America. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Grace Pollock
Director, Corporate Communications and Investor Relations
Tel: (819) 561-8072
e-mail: grace.pollock@brookfieldpower.com

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